TFS CAPITAL INVESTMENT TRUST

July 19, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       TFS Capital Investment Trust (the “Trust”)
File Nos. 333-113652; 811-21531

Ladies and Gentlemen:

Ms. Cindy Rose of the Commission’s staff recently contacted us by telephone to provide the following comment on the Trust’s Form N-CSR for the fiscal period ended October 31, 2011.  The comment along with the Trust’s response is listed below.

1.
Comment:   In the “Statements of Assets and Liabilities” for the TFS Market Neutral Fund the Fund reported $1,200,943,450 in “Deposits with brokers for securities sold short”.  Please confirm that the amount set forth in the line item is represented by cash.

Response:  As stated over the telephone the entire amount reported as “Deposits with brokers for securities sold short” is cash.  Going forward we intend to modify the line item description to “Cash deposits with brokers for securities sold short”.

We acknowledge that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3406 if you have any questions.

Very truly yours,

/s/  Wade Bridge

Wade Bridge
Secretary